JEFFREY R. VETTER, ESQ.	March 25, 2014	EMAIL JVETTER@FENWICK.COM DIRECT DIAL (650) 335-7631

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director

Patrick Gilmore, Accounting Branch Chief

Gabriel Eckstein, Staff Attorney

David Edgar, Staff Accountant

Re:	King Digital Entertainment plc

Registration Statement on Form F-1

Filed March 12, 2014

File No. 333-193984

Ladies and Gentlemen:

On behalf of King Digital Entertainment plc (“King” or the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated March 20, 2014 with respect to Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-193984), filed with the Commission on March 12, 2014 (the “Registration Statement”). The Company is also filing Amendment No. 3 to the Registration Statement (the “Amendment”) today via EDGAR. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. For the convenience of the Staff, we also will send, by overnight courier, copies of this letter and copies of the Amendment in paper format, marked to show changes from the Registration Statement as previously filed.

Securities and Exchange Commission

March 25, 2014

Taxation, page 144

1.	We note that the form of opinion in exhibit 8.01 and opinion in exhibit 8.02 are rendered in short-form. Please name the counsel providing the opinions in the relevant parts of your taxation disclosure and state that the tax consequences are the opinion of such counsel. Refer to Section III.B.2 of Staff Legal Bulletin No. 19 (October 14, 2011).

The Company has revised the disclosure on pages 144 and 149 of the Amendment in response to the Staff’s comment.

Taxation in Ireland, page 144

2.	Please revise your disclosure to remove the word “main” in the first sentence as it raises a concern that the opinion may be omitting a material tax consequence. Refer to Section III.C.1 of Staff Legal Bulletin No. 19.

The Company has revised the disclosure on page 144 of the Amendment in response to the Staff’s comment.

Exhibits

Exhibit 5.01

3.	Please note that we will separately contact you regarding the form of opinion included in exhibit 5.01.

The Company has revised Exhibit 5.01 in response to the Staff’s oral comments.

* * *

Securities and Exchange Commission

March 25, 2014

Should the Staff have additional questions or comments regarding the foregoing responses, please do not hesitate to contact me at (650) 335-7631 or, in my absence, James Evans at (206) 389-4559.

Sincerely yours,

/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

cc:

Hope Cochran, Chief Financial Officer

Robert Miller, Chief Legal Officer

King Digital Entertainment plc

Mark C. Stevens, Esq.

James D. Evans, Esq.

Fenwick & West LLP

Katharine A. Martin, Esq.

Robert Sanchez, Esq.

Michael C. Labriola, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

PricewaterhouseCoopers LLP